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                           December 9, 2020

       Scott LaPorta
       Chief Executive Officer
       Sugarfina Corp
       1700 E Walnut Ave., Suite 500
       El Segundo, CA 90245

                                                        Re: Sugarfina Corp
                                                            Offering Statement
on Form 1-A
                                                            Response dated
November 30, 2020
                                                            File No. 024-11352

       Dear Mr. LaPorta:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

       Response dated November 30, 2020

       Summary, page 7

   1. We read your response to comment 1. Please revise your disclosures throughout the filing to treat the exchange
of 1,000 units for 12,500,000 shares in conjunction with your conversion from a LLC
to a C corporation similar to a 12,500 for 1 stock split
                                                        and retrospectively
present all unit amounts and per unit amounts disclosed for the successor.
 Scott LaPorta
FirstName  LastNameScott LaPorta
Sugarfina Corp
Comapany9,
December   NameSugarfina
             2020        Corp
December
Page  2   9, 2020 Page 2
FirstName LastName
       You may contact Stephen Kim at (202) 551-3291or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jeanne Campanelli, Esq.